UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Change Healthcare Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

15912K100

(CUSIP Number)

Dannette L. Smith

Secretary to the Board of Directors

UnitedHealth Group Incorporated

9900 Bren Road East

Minnetonka, Minnesota

(952) 936-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15912K100

1	NAMES OF REPORTING PERSONS UnitedHealth Group Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 59,046,102[1]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 59,046,102 *Shares are subject to contractual restrictions on transfer. See Item 4.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,046,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]

Beneficial ownership of 19.3% of the Shares (as defined below) is being reported hereunder solely because UNH (as defined below) may be deemed to have a beneficial ownership of the Covered Shares (as defined below) as a result of certain provisions contained in the Support Agreement (as defined below) as described in Items 3, 4 and 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by UNH that it is the beneficial owner of any Shares for purposes of Section 13(d) or Section 13(g) of the Act or for any other purpose. The Shares over which UNH may be deemed to have voting power are comprised of 59,046,102 Shares that are currently subject to the Support Agreement.

[2]	The percentage calculation is based on 305,612,624 Shares outstanding as of December 31, 2020, as represented by the Company (as defined below) in the Merger Agreement (as defined below).

Item 1. Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, par value $0.001, of Change Healthcare Inc. (the “Shares”), a corporation organized under the laws of the State of Delaware (the “Company”). The Company’s principal executive offices are located at 3055 Lebanon Pike, Suite 1000, Nashville, Tennessee 37214.

Item 2. Identity and Background.

(a) – (c) This Schedule 13D is filed by UnitedHealth Group Incorporated, a corporation organized under the laws of the State of Delaware (“UNH”). UNH is a diversified health care company, offering a diverse range of products and services through its two distinct business platforms: UnitedHealthcare, which provides health benefits, and Optum, which provides health services. The address of the principal executive offices of UNH is 9900 Bren Road East, Minnetonka, Minnesota 55343.

The name, business address, and present principal occupation or employment of each director and executive officer of UNH, in each case as of the date hereof, are listed on Schedule A hereto and incorporated herein by reference.

(d) – (e) During the last five years, neither UNH nor, to the knowledge of UNH, any of the persons listed on Schedule A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each director and executive officer of UNH is listed on Schedule A hereto and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

The Support Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into by and among UNH and the shareholders of the Company listed on Annex I thereto (the “Shareholders”). The Shareholders entered into the Support Agreement as a condition and inducement for UNH’s entry into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The Shares to which this Schedule 13D relates have not been purchased by UNH and no payments were made by or on behalf of UNH in connection with the execution of the Support Agreement.

Item 4. Purpose of Transaction.

(a) – (b)

Merger Agreement

On January 5, 2021, UNH entered into an Agreement and Plan of Merger with Cambridge Merger Sub Inc., a Delaware corporation and direct wholly-owned subsidiary of UNH (“Merger Sub”) and the Company.

Pursuant to the terms of the Merger Agreement, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation of the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of UNH.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than any (i) Company Restricted Shares (as defined below) and (ii) Shares owned by (A) UNH, Merger Sub or any other wholly owned subsidiary of UNH, the Company or any wholly owned subsidiary of the Company (and, in each case, not held on behalf of third parties) or (B) stockholders who have properly made and not withdrawn or lost a demand for appraisal rights with respect to their Shares) will be cancelled and converted into the right to receive an amount in cash, without interest, equal to $25.75 (the “Per Share Merger Consideration”).

The closing of the Merger (the “Closing”) is subject to certain conditions, including (i) the adoption of the Merger Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a meeting to be held for such purpose (the “Company Stockholders Meeting,” and such adoption, the “Requisite Company Vote”), (ii) the expiration or termination of the required waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), without, solely as relates to UNH’s obligation to consummate the Merger, the imposition of any Burdensome Condition (as defined in the Merger Agreement), (iii) the absence of other legal restraints, (iv) the accuracy of the parties’ respective representations and warranties contained in the Merger Agreement (subject to customary materiality thresholds), (v) the material performance of the parties’ respective covenants contained in the Merger Agreement, (vi) solely as relates to UNH’s obligation to consummate the Merger, the absence of any Material Adverse Effect (as defined in the Merger Agreement) with respect to the Company and (vii) solely as relates to UNH’s obligation to consummate the Merger, the Company’s receipt of an opinion of counsel to the effect that the Merger and the transactions contemplated thereby will not affect the intended tax-free treatment of the March 2020 separation of PF2 SpinCo Inc. from McKesson Corporation and subsequent merger of PF2 SpinCo Inc. with and into the Company, with the Company as the surviving company.

The parties have made customary representations and warranties, and agreed to customary covenants, in the Merger Agreement, including customary covenants regarding (i) the conduct of the Company’s business during the pre-Closing period, (ii) the Company’s obligation to call and hold, and to file a proxy statement in connection with, the Company Stockholders Meeting and (iii) subject to certain qualifications as set forth in the Merger Agreement, the parties’ use of their respective reasonable best efforts to effect the expiration or termination of the required waiting period under the HSR Act, obtain all other required regulatory approvals and otherwise consummate the Merger in a timely manner.

After the Effective Time, UNH intends to cause the Shares to be delisted from the Nasdaq Global Select Market, and may take one or more of the other actions described in the instructions to Item 4 of Schedule 13D.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 1 and incorporated herein by reference.

Support Agreement

As a condition and inducement to UNH’s entry into the Merger Agreement, concurrently with the entry into the Merger Agreement, UNH and the Shareholders entered into the Support Agreement. Pursuant to the Support Agreement, each Shareholder agreed, among other things, not to Transfer (as defined in the Support Agreement) any Shares (and any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, Shares) that such Shareholder owns, beneficially (as defined in Rule 13d-3 under the Act) or of record as of the date of the Support Agreement, and any additional Shares (and any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, Shares) that such Shareholder may acquire beneficial (as defined in Rule 13d-3 under the Act) or record ownership of after the date of the Support Agreement (collectively, the “Covered Shares”), other than with the prior written consent of UNH.

The Shareholders also agreed to vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering all Covered Shares owned (beneficially or of record) by such Shareholder, (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, and (ii) against (A) any action or agreement that would reasonably be expected to result in any condition to the consummation of the Merger not being satisfied, (B) any Acquisition Proposal (as defined in the Merger Agreement) or any action with the intention to further any Acquisition Proposal, (C) any stock purchase agreement, any merger, consolidation, business combination, tender offer, exchange, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation, winding up or similar extraordinary transaction involving the Company (other than the Merger Agreement), and (D) any proposal or action that would reasonably be expected to materially delay, materially postpone or materially adversely affect consummation of the Merger and the other transactions contemplated by the Merger Agreement.

Solely in the event of a failure by a Shareholder to act in accordance with such Shareholder’s obligation as to voting pursuant to the Support Agreement prior to the earliest to occur of (i) the Effective Time, (ii) such date and time as the Merger Agreement is terminated pursuant to its terms, and (iii) the time the Support Agreement is terminated upon the mutual written agreement of UNH and each Shareholder (the “Expiration Time”), such Shareholder has also granted UNH an irrevocable proxy coupled with an interest to vote the Covered Shares, or grant a consent or approval in respect of the Covered Shares owned (beneficially or of record) by a Shareholder, as provided for in the Support Agreement. The irrevocable proxy will terminate automatically upon the termination of the Support Agreement.

The Support Agreement will terminate upon the earliest to occur of (i) the Expiration Time and (ii) any material change to the terms of the Merger without the prior written consent of the Shareholders that (A) reduces the Per Share Merger Consideration (other than certain adjustments in compliance with Section 4.4 of the Merger Agreement), (B) changes the form of consideration payable in the Merger or (C) extends the Outside Date (as defined in the Merger Agreement) (other than the extension of the Outside Date that is provided for in Section 9.2(a) of the Merger Agreement).

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit 2 and incorporated herein by reference.

(c) Not applicable.

(d) Pursuant to the terms of the Merger Agreement, the members of the board of directors of Merger Sub immediately prior to the Effective Time will become the directors of the Surviving Corporation immediately following the Effective Time, and the individuals designated by UNH in writing prior to the Effective Time will become the officers of the Surviving Corporation immediately following the Effective Time.

(e) Under the terms of the Merger Agreement, except as otherwise set forth therein, the Company may not, among other things: (i) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (including with respect to the Company, for the avoidance of doubt, Shares), except for cash dividends paid by any subsidiary to the Company or to any other subsidiary of the Company, or (ii) solely with respect to the Company and its material subsidiaries, reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (including, for the avoidance of doubt, Shares).

(f) If the Merger is consummated, the Company will become a direct wholly-owned subsidiary of UNH.

(g) Pursuant to the terms of the Merger Agreement, the certificate of incorporation of the Surviving Corporation will be amended and restated at the Effective Time to read in its entirety as set forth in Annex B to the Merger Agreement and the bylaws of the Surviving Corporation will be amended and restated at the Effective Time to read in their entirety as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name.

(h) – (i) UNH intends to cause the Shares and the 6.00% tangible equity units of the Company listed on the Nasdaq Global Select Market under the trading symbol “CHNGU” to be delisted from the Nasdaq Global Select Market and deregistered under the Act, as promptly as practicable after the Effective Time.

(j) Except as set forth in this Schedule 13D or as contemplated by the Merger Agreement or the Support Agreement, neither UNH nor, to the knowledge of UNH, any of the persons listed on Schedule A hereto, has any present plans or proposals which relate to, or may result in, any of the matters described in Item 4(a) – (j) of Schedule 13D (although UNH reserves the right to develop such plans or proposals).

Item 5. Interest in Securities of the Issuer.

(a) – (b) Other than those Shares that may be deemed to be beneficially owned by operation of the Support Agreement, UNH does not beneficially own any Shares. As a result of entering into the Support Agreement, UNH may be deemed to possess shared voting power to vote up to 59,046,102 Shares with respect to certain matters described in Item 4 above, and thus, UNH may be deemed to be the beneficial owner of up to 59,046,102 Shares, or approximately 19.3% of the outstanding Shares (calculated in accordance with Rule 13d-3). The foregoing beneficial ownership calculations are based on 305,612,624 Shares outstanding as of December 31, 2020, as represented by the Company in the Merger Agreement. UNH (i) is not entitled to any rights as a shareholder of the Company as to the Shares to which this Schedule 13D relates, except as otherwise expressly provided in the Support Agreement, and (ii) disclaims all beneficial ownership of such Shares as permitted by Rule 13d-4 under the Act. Except as set forth in this Item 5(a)–(b), neither UNH, nor, to the knowledge of UNH, any of the persons listed on Schedule A hereto, beneficially owns any Shares.

(c) Except with respect to the transactions contemplated by the Merger Agreement and the Support Agreement (the descriptions of which are qualified in their entirety by reference to the respective agreement, attached hereto as Exhibit 1 and Exhibit 2), neither UNH, nor, to the knowledge of UNH, any of the persons listed on Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

(d) To the knowledge of UNH, neither UNH nor any of the persons listed on Schedule A hereto knows any other person, other than the Shareholders, who has the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, any Shares that may be deemed to be beneficially owned by UNH as provided herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference into this Item 6. Except as otherwise described in this Schedule 13D, the Merger Agreement and the Support Agreement, to the knowledge of UNH, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of January 5, 2021, by and among UnitedHealth Group Incorporated, Cambridge Merger Sub Inc. and Change Healthcare Inc. (incorporated by reference to Exhibit 2.1 to Change Healthcare Inc.’s Current Report on Form 8-K filed with the SEC on January 6, 2021)

2	Support Agreement, dated as of January 5, 2021, by and among UnitedHealth Group Incorporated and certain shareholders of Change Healthcare Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 2021

UNITEDHEALTH GROUP INCORPORATED

By:	/s/ Dannette L. Smith
Name: Dannette L. Smith
Title: Secretary to the Board of Directors

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF UNH

The following table sets forth the name, present principal occupation or employment and citizenship of each of the directors and executive officers of UnitedHealth Group Incorporated, a Delaware corporation (“UNH”). For the purposes of this Schedule 13D, the business address of each of the directors and executive officers of UNH is 9900 Bren Road East, Minnetonka, Minnesota 55343.

Name	Present Principal Occupation or Employment	Country of Citizenship
Directors
Stephen J. Hemsley	Non-Executive Director; Chairman of the Board	United States
Richard T. Burke	Non-Executive Director	United States
Timothy P. Flynn	Non-Executive Director	United States
Michele J. Hooper	Non-Executive Director; President and CEO of The Directors’ Council	United States
F. William McNabb III	Non-Executive Director	United States
Valerie C. Montgomery Rice, M.D.	Non-Executive Director; President and Dean of the Morehouse School of Medicine	United States
John H. Noseworthy, M.D.	Non-Executive Director	United States and Canada
Glenn M. Renwick	Non-Executive Director	New Zealand
Gail R. Wilensky, Ph.D	Non-Executive Director; Senior Fellow at Project HOPE	United States

Executive Officers
David S. Wichmann	Director and Chief Executive Officer	United States
Andrew P. Witty	President, UnitedHealth Group and Chief Executive Officer, Optum	United Kingdom
John F. Rex	Executive Vice President and Chief Financial Officer	United States
Dirk McMahon	Executive Vice President and Chief Executive Officer, UnitedHealthcare	United States
Matthew W. Friedrich	Executive Vice President and Chief Legal Officer	United States
Patricia L. Lewis	Executive Vice President and Chief Human Resources Officer	United States
Thomas E. Roos	Senior Vice President and Chief Accounting Officer	United States